SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2009

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBITS

Exhibit	Description

1.1	Announcement dated November 10, 2009 regarding Registrant’s unaudited key performance indicators for the third quarter 2009

1.2	Press release dated November 10, 2009 regarding Registrant’s unaudited key performance indicators for the third quarter 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2009

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/S/ CHRISTOPHER FOLL
Christopher Foll
Chief Financial Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

Announcement

UNAUDITED KEY PERFORMANCE INDICATORS FOR THE THIRD QUARTER 2009

HIGHLIGHTS

•	Total customer base up 14.8% quarterly to approximately 9.9 million

•	Indonesia customer base grew 13.6% to 7.3 million

•	Vietnam operation exceeded one million customers within six months of launch

•	Network rollout continues with approximately 7,600 and 2,600 base stations on-air in Indonesia and Vietnam respectively

In the third quarter the Group continued to report strong Key Performance Indicators (“KPI”) in its emerging markets. The Group’s total customer base increased 14.8% quarter-on-quarter to approximately 9.9 million, driven mainly by the double digit growth recorded in Indonesia and Vietnam of 13.6% and 63.3% respectively. Network rollouts in these two operations also made good progress during the quarter with approximately 300 base stations added in Indonesia and over 1,100 in Vietnam, which expanded the population coverage in the two markets to 74% and 70% respectively.

This announcement does not include the KPI of the Israeli operation as the sale of our controlling stake in Partner Communications Company Ltd. was completed on 28 October 2009.

OPERATIONS REVIEW

Indonesia

Our Indonesia operation maintained its strong customer growth in the third quarter with 877,000 net additions, taking the total customer base to 7.3 million. Driven by the growth in messaging and data consumption per customer, the prepaid Average Revenue Per User (“ARPU”) increased 5.1% quarter-on-quarter to IDR10,800. Blended ARPU was IDR11,200, an increase of 4.4% on the second quarter.

Minutes of Use (“MOU”) decreased 10.9% to 49 minutes compared to the previous quarter mainly as a result of the seasonal impact of Ramadan falling in the quarter.

Churn improved slightly to 24.7%.

1

Vietnam

Our Vietnam operation continued to grow rapidly recording 395,000 net customer additions during the quarter and exceeded the one million mark at 1,019,000, almost wholly prepaid customers.

Prepaid ARPU at VND47,000, trended down as expected from the initial high at launch driven by the introductory promotional activities on offer at that time. The cut back in on-net minutes promotion is also reflected in the decrease in MOU to 162 minutes from 221 minutes in the previous quarter.

Churn at 9.3% is in line with the market.

Sri Lanka

In the third quarter, we noted some signs of economic recovery in Sri Lanka along with a more stable macro environment, and this is reflected in the improved business environment.

Our Sri Lanka operation reversed its previous trend and registered a positive growth in its customer base, and finished the quarter with 563,000 customers. MOU increased slightly to 79 minutes compared to 77 minutes in the second quarter. ARPU at LKR114 was in line with the previous quarter.

FOK Kin-ning, Canning

Chairman

Hong Kong, 10 November 2009

Disclaimer:

NON-GAAP MEASURES

While non-GAAP (generally accepted accounting principles) measures such as EBITDA and LBITDA are often used by companies as an indicator of operating performance, they are not expressly permitted measures under International Financial Reporting Standards and may not be comparable to similarly titled measures for other companies. Accordingly, such non-GAAP measures should not be considered as an alternative to operating income as an indicator of the operating performance of the Group or as an alternative to cash flows from operating activities as a measure of liquidity. The use of non-GAAP measures is provided solely to enhance the overall understanding of the Group’s current financial performance. Additionally because the Group has historically reported certain non-GAAP results to investors, the Group considers the inclusion of non-GAAP measures provides consistency in our financial reporting.

FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

2

Unaudited Key Performance Indicators for Third Quarter 2009

Customer Base	Q3 2009 30 September 2009			Q2 2009 30 June 2009			Q1 2009 31 March 2009			Q4 2008 31 December 2008			Q3 2008 30 September 2008
Market	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)
Indonesia	7,311	16	7,295	6,434	12	6,422	5,305	12	5,293	4,501	11	4,490	3,604	9	3,595
Sri Lanka	563	—	563	536	—	536	722	—	722	887	—	887	958	—	958
Vietnam	1,019	1	1,018	624	1	623	X	X	X	X	X	X	X	X	X

Notes:

(1)	A customer is defined as a Postpaid Customer or a Prepaid Customer who has a Subscriber Identity Module (“SIM”) or Universal Subscriber Identity Module (“USIM”) that has access to the network for any purpose, including voice, data or video services.
(2)	Postpaid Customers are defined as those whose mobile telecommunications service usage is paid in arrears upon receipt of the mobile telecommunications operator’s invoice and who have not been temporarily or permanently suspended from service.
(3)	Prepaid Customers are defined as customers with prepaid SIM cards or prepaid USIM cards that have been activated but not been used up or expired at period end. A new prepaid customer is recognised upon making the first call or registration/activation.
(4)	All numbers quoted on the basis of the total customer base of the operation irrespective of the Company’s ownership percentage.
(5)	All numbers quoted as at last day of the quarter.
(6)	The data for Hong Kong (incl Macau), Israel and Thailand are excluded.

ARPU[1]		Q3 2009 30 September 2009			Q2 2009 30 June 2009			Q1 2009 31 March 2009			Q4 2008 31 December 2008			Q3 2008 30 September 2008
Market	Currency	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Indonesia	IDR (‘000)	11	194	11	11	202	10	10	183	10	11	134	11	10	134	9
Sri Lanka	LKR	114	—	114	119	—	119	148	—	148	164	—	164	181	—	181
Vietnam	VND (‘000)	47	307	47	68	250	68	X	X	X	X	X	X	X	X	X

Notes:

(1)	The monthly Average Revenue Per User (“ARPU”) is calculated as the total Service Revenues for the month divided by the simple average number of activated customers for the month. The monthly ARPU for the quarter represents the average of the monthly ARPU in the quarter.
(2)	Service Revenues are defined as the direct recurring service revenues plus roaming revenues.
(3)	The data for Hong Kong (incl Macau), Israel and Thailand are excluded.

MOU[1]	Q3 2009 30 September 2009			Q2 2009 30 June 2009			Q1 2009 31 March 2009			Q4 2008 31 December 2008			Q3 2008 30 September 2008
Market	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Indonesia	49	362	48	55	375	54	55	342	55	55	225	55	56	209	56
Sri Lanka	79	—	79	77	—	77	77	—	77	74	—	74	71	—	71
Vietnam	162	176	162	221	156	221	X	X	X	X	X	X	X	X	X

Notes:

(1)	The monthly Minutes of Use (“MOU”) is calculated as the total minutes carried over the network (2G total airtime usage + 3G voice and video usage, but excluding inbound on-net minutes) for the month divided by the simple average number of activated customer. The monthly MOU for the quarter represents the average of the monthly MOU in the quarter.
(2)	The data for Hong Kong (incl Macau), Israel and Thailand are excluded.

Churn[1]	Q3 2009 30 September 2009			Q2 2009 30 June 2009			Q1 2009 31 March 2009			Q4 2008 31 December 2008			Q3 2008 30 September 2008
Market	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Indonesia	24.7%	6.3%	24.7%	24.9%	12.8%	25.0%	24.8%	4.8%	24.9%	24.2%	4.1%	24.3%	18.1%	5.3%	18.1%
Sri Lanka	1.5%	—	1.5%	10.8%	—	10.8%	7.1%	—	7.1%	4.4%	—	4.4%	5.0%	—	5.0%
Vietnam	9.3%	9.1%	9.3%	0.3%	10.6%	0.3%	X	X	X	X	X	X	X	X	X

Notes:

(1)	The monthly churn % is calculated as the average number of disconnections (net of reconnection and internal migration between networks) for the month divided by the simple average number of activated customers for the month. The monthly churn % for the quarter represents the average of the monthly churn rates in the quarter.
(2)	The data for Hong Kong (incl Macau), Israel and Thailand are excluded.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited internal records. Investors are cautioned not to unduly rely on such data.

3

As at the date of this announcement, the Directors of the Company are:

Executive Directors:	Independent Non-executive Directors:
Mr. LUI Dennis Pok Man	Mr. KWAN Kai Cheong
Mr. Christopher John FOLL	Mr. John W. STANTON
Mr. CHAN Ting Yu	Mr. Kevin WESTLEY
(Also alternate to Mr. Lui Dennis Pok Man)

Non-executive Directors:	Alternate Director:
Mr. FOK Kin-ning, Canning (Chairman)	Mr. WOO Chiu Man, Cliff
Mrs. CHOW WOO Mo Fong, Susan	(Alternate to Mr. Christopher John Foll)
(Also alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt)
Mr. Frank John SIXT

4

Exhibit 1.2

Hutchison Telecom announces unaudited key performance indicators for third quarter ended 30 September 2009

Solid progress in emerging market operations

HONG KONG, 10 November 2009 - Hutchison Telecommunications International Limited (“Hutchison Telecom”, “the Group”, SEHK: 2332, NYSE: HTX) today announced its unaudited key performance indicators for the quarter ended 30 September 2009.

The Group’s total customer base rose 14.8% quarterly to approximately 9.9 million with strong contribution from Indonesia which recorded a net addition of 877,000 new customers, representing a 13.6% quarterly increase and over 100% yearly growth. The Vietnam operation reported a sound quarterly growth of 63.3% to a customer base of 1.02 million. Sri Lanka also registered an improvement and ended the period with a customer base of 563,000.

Network rollouts continued during the quarter with over 1,100 base stations added in Vietnam and approximately 300 in Indonesia, taking the numbers of base stations on air to 2,600 and 7,600 respectively, which extended the population coverage in those markets to 70% and 74% respectively.

Dennis Lui, Chief Executive Officer of Hutchison Telecom, said: “We are pleased with the solid results achieved in difficult economic conditions in our markets. Supported by continued network rollout, Indonesia and Vietnam recorded double digit growth in their respective customer bases and we are encouraged that the Vietnam operation surpassed the one million customer mark within six months of launch.”

- End -

For enquiries, please contact:

Ada Yeung	Nicky Lee
Corporate Communications	Investor Relations
Hutchison Telecom	Hutchison Telecom
Work: +852 2128 3106	Work: +852 2128 3163
Mobile: +852 6347 0619	Email: nickylee@htil.com.hk
E-mail: adayeung@htil.com.hk

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (‘Hutchison Telecom’ or ‘the Group’) is a leading provider of telecommunications services. The Group currently offers mobile telecommunications services in Indonesia, Vietnam, Sri Lanka and Thailand, operating brands “Hutch”, “3” and “Vietnamobile”.

Hutchison Telecom is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker HTX and shares listed on the Stock Exchange of Hong Kong under the stock code 2332. A member of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is committed to providing superior telecommunications services in dynamic markets. For more information about Hutchison Telecom, see www.htil.com.

Cautionary Statements

This press release contains forward-looking statements. Statements that are not historical facts, including statements about the beliefs and expectations of Hutchison Telecommunications International Limited (‘the Company’), are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

Unaudited Key Performance Indicators for Third Quarter 2009

Customer Base	Q3 2009 30 September 2009			Q2 2009 30 June 2009			Q1 2009 31 March 2009			Q4 2008 31 December 2008			Q3 2008 30 September 2008
Market	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)
Indonesia	7,311	16	7,295	6,434	12	6,422	5,305	12	5,293	4,501	11	4,490	3,604	9	3,595
Sri Lanka	563	—	563	536	—	536	722	—	722	887	—	887	958	—	958
Vietnam	1,019	1	1,018	624	1	623	X	X	X	X	X	X	X	X	X

Notes:

(1)	A customer is defined as a Postpaid Customer or a Prepaid Customer who has a Subscriber Identity Module (“SIM”) or Universal Subscriber Identity Module (“USIM”) that has access to the network for any purpose, including voice, data or video services.
(2)	Postpaid Customers are defined as those whose mobile telecommunications service usage is paid in arrears upon receipt of the mobile telecommunications operator’s invoice and who have not been temporarily or permanently suspended from service.
(3)	Prepaid Customers are defined as customers with prepaid SIM cards or prepaid USIM cards that have been activated but not been used up or expired at period end. A new prepaid customer is recognised upon making the first call or registration/activation.
(4)	All numbers quoted on the basis of the total customer base of the operation irrespective of the Company’s ownership percentage.
(5)	All numbers quoted as at last day of the quarter.
(6)	The data for Hong Kong (incl Macau), Israel and Thailand are excluded.

ARPU[1]		Q3 2009 30 September 2009			Q2 2009 30 June 2009			Q1 2009 31 March 2009			Q4 2008 31 December 2008			Q3 2008 30 September 2008
Market	Currency	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Indonesia	IDR (‘000)	11	194	11	11	202	10	10	183	10	11	134	11	10	134	9
Sri Lanka	LKR	114	—	114	119	—	119	148	—	148	164	—	164	181	—	181
Vietnam	VND (‘000)	47	307	47	68	250	68	X	X	X	X	X	X	X	X	X

Notes:

(1)	The monthly Average Revenue Per User (“ARPU”) is calculated as the total Service Revenues for the month divided by the simple average number of activated customers for the month. The monthly ARPU for the quarter represents the average of the monthly ARPU in the quarter.
(2)	Service Revenues are defined as the direct recurring service revenues plus roaming revenues.
(3)	The data for Hong Kong (incl Macau), Israel and Thailand are excluded.

MOU[1]	Q3 2009 30 September 2009			Q2 2009 30 June 2009			Q1 2009 31 March 2009			Q4 2008 31 December 2008			Q3 2008 30 September 2008
Market	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Indonesia	49	362	48	55	375	54	55	342	55	55	225	55	56	209	56
Sri Lanka	79	—	79	77	—	77	77	—	77	74	—	74	71	—	71
Vietnam	162	176	162	221	156	221	X	X	X	X	X	X	X	X	X

Notes:

(1)	The monthly Minutes of Use (“MOU”) is calculated as the total minutes carried over the network (2G total airtime usage + 3G voice and video usage, but excluding inbound on-net minutes) for the month divided by the simple average number of activated customer. The monthly MOU for the quarter represents the average of the monthly MOU in the quarter.
(2)	The data for Hong Kong (incl Macau), Israel and Thailand are excluded.

Churn[1]	Q3 2009 30 September 2009			Q2 2009 30 June 2009			Q1 2009 31 March 2009			Q4 2008 31 December 2008			Q3 2008 30 September 2008
Market	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Indonesia	24.7%	6.3%	24.7%	24.9%	12.8%	25.0%	24.8%	4.8%	24.9%	24.2%	4.1%	24.3%	18.1%	5.3%	18.1%
Sri Lanka	1.5%	—	1.5%	10.8%	—	10.8%	7.1%	—	7.1%	4.4%	—	4.4%	5.0%	—	5.0%
Vietnam	9.3%	9.1%	9.3%	0.3%	10.6%	0.3%	X	X	X	X	X	X	X	X	X

Notes:

(1)	The monthly churn % is calculated as the average number of disconnections (net of reconnection and internal migration between networks) for the month divided by the simple average number of activated customers for the month. The monthly churn % for the quarter represents the average of the monthly churn rates in the quarter.
(2)	The data for Hong Kong (incl Macau), Israel and Thailand are excluded.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited internal records. Investors are cautioned not to unduly rely on such data.

2